                                                     Registration No.  033-54147

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       --------------------------------

                              AMENDMENT NO. 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                        -------------------------------

                              NORWEST CORPORATION
            (Exact name of registrant as specified in its charter)

            Delaware                                    41-0449260
  (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                   Identification No.)

                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota  55479-1000
                                  612-667-1234

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------

                               Stanley S. Stroup
                  Executive Vice President and General Counsel
                              Norwest Corporation
                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota  55479-1026
                                  612-667-8858
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                                   Copies to:
                               Mary E. Schaffner
                              Norwest Corporation
                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota  55479-1026

                       --------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: From time to time after the effective date of this Registration
Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]


================================================================================

PROSPECTUS

                            NORWEST CORPORATION

                             413,599 SHARES OF
                               COMMON STOCK
                            (PAR VALUE $1 2/3)

     This Prospectus pertains to an offering from time to time of 413,599 shares of Common Stock (par value $ 1 2/3) (the "Common Stock") of Norwest Corporation (the "Corporation") held by stockholders (the "Selling Stockholders") who received the shares in exchange for shares of Lindeberg Financial Corporation, a bank holding company formed under the laws of the State of Minnesota ("Lindeberg"), and Forest Lake State Bank, a banking corporation formed under the laws of the State of Minnesota (the "Bank") in connection with the acquisition of Lindeberg and the Bank on February 2, 1994. See "SELLING STOCKHOLDERS." The Corporation will not receive any proceeds from the sale of the shares of Common Stock covered by this Prospectus. The Corporation has agreed to pay certain registration expenses in connection with this offering (excluding brokerage commissions) estimated at approximately $25,500.

     The distribution and sale of the shares offered hereby is subject to the provisions of an Investment Agreement dated February 2, 1994 as amended by Amendment No. 1 dated as of July 28, 1994 among the Corporation and the Selling Stockholders (collectively, the "Investment Agreement"). The Investment Agreement requires, among other things, that any distribution of the shares (defined as a "Transfer" in the Investment Agreement) to the public be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on a nationally-recognized securities exchange using the services of a broker-dealer registered in the state where the Transfer is to occur, and without the use of special selling efforts or methods. The Investment Agreement further prohibits any distribution of the shares by means of an option or other derivative securities transaction, whether or not effected on an option or other securities exchange. The Investment Agreement also sets forth transfer requirements with respect to the transfer of the shares of Common Stock offered hereby, including a requirement that a Selling Stockholder provide to the Corporation prior notice of any proposed transfer of the shares and in certain cases, an opinion of counsel. Subject to the terms of the Investment Agreement. The distribution of the shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Selling Stockholders may effect such transactions by selling shares to or through broke-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). See "SELLING STOCKHOLDERS--Investment Agreement" and "PLAN of DISTRIBUTION."

     The Common Stock is traded on the New York Stock Exchange and on the Chicago Stock Exchange under the symbol NOB. On August 18, 1994 the closing price for the Common Stock on the New York Stock Exchange was $26.375 per share.

     As a bank holding company, the Corporation is subject to regulation under various federal banking laws. See "CERTAIN REGULATORY MATTERS."

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE CORPORATION'S COMMON STOCK OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE OF THIS PROSPECTUS.
                          ________________________

       THE SHARES OF THE CORPORATION'S COMMON STOCK OFFERED HEREBY
         ARE  NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS
           OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION
                AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
                INSURANCE CORPORATION, THE BANK INSURANCE
                  FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                         _________________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
              NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
      OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         _________________________

               Prospectus dated ______________________, 1994

                                TABLE OF CONTENTS

Available Information............. 2      Selling Stockholders...............  9
Incorporation of Certain Documents        Plan of Distribution............... 10
  by Reference.................... 2      Description of Common Stock........ 10
The Corporation................... 4      Legal Opinion...................... 10
Certain Regulatory Matters........ 4      Experts............................ 11


                           AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Corporation can be inspected and copied at the Commission's public reference room located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information filed by the Corporation with the New York Stock Exchange and the Chicago Stock Exchange may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Chicago Stock Exchange, One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which the Corporation has filed with the Commission. Certain portions of the Registration Statement have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to such omitted portions for further information with respect to the Corporation and the securities offered hereby.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO THE CORPORATION, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO LAUREL A. HOLSCHUH, SECRETARY, NORWEST CORPORATION, NORWEST CENTER, SIXTH AND MARQUETTE, MINNEAPOLIS, MINNESOTA 55479-1026, TELEPHONE (612) 667-8655.

     The following documents filed with the Commission by the Corporation
(File No. 1-2979) are incorporated by reference in, and made a part of, this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1993, as amended by Form 10-K/A dated May 13, 1994; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, and June 30, 1994; and (iii) Current Reports on Form 8-K dated February 15, 1994 and July 21, 1994.

       All documents filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

                                THE CORPORATION

       Norwest Corporation (the "Corporation") is a regional bank holding company which was organized under the laws of Delaware in 1929 and is registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a diversified financial services organization, the Corporation operates through subsidiaries engaged in banking and in related businesses. The Corporation provides retail, commercial, and corporate banking services to its customers through banks located in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin, and Wyoming. The Corporation provides additional financial services to its customers through subsidiaries engaged in various businesses, principally mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance, computer and data processing services, trust services, and venture capital investments.


       At June 30, 1994, the Corporation had consolidated total assets of $55.8 billion, total deposits of $34.7 billion, and total stockholders' equity of $3.8 billion. Based on total assets at March 31, 1994, the Corporation was the 13th largest commercial banking organization in the United States.


       The Corporation regularly explores opportunities for possible acquisitions of financial institutions and related businesses. In connection with many of its completed acquisitions, the Corporation has issued its Common Stock to the shareholders of the acquired entities and can be expected to continue to do so in the future. Generally, the Corporation does not expect to make any public announcement about any acquisition opportunity until a definitive agreement has been signed.

       The Corporation's principal executive offices are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479, and its telephone number is (612) 667-1234. As used in this Prospectus, the term "the Corporation" means the Corporation and its subsidiaries.

       Additional information concerning the Corporation is included in the Corporation's documents incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                           CERTAIN REGULATORY MATTERS

  GENERAL

      As a bank holding company, the Corporation is subject to the supervision of the Federal Reserve Board. The Corporation's banking subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. All of the Corporation's banking subsidiaries are insured, and therefore are subject to regulation, by the FDIC. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

      The Corporation is a legal entity separate and distinct from its banking and nonbanking subsidiaries. Accordingly, the right of the Corporation, and thus the right of the Corporation's creditors, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Corporation in its capacity as a creditor may be recognized. The principal sources of the Corporation's revenues are dividends and fees from its subsidiaries.

  DIVIDEND RESTRICTIONS

      Various federal and state statutes and regulations limit the amount of dividends the subsidiary banks can pay to the Corporation without regulatory approval. The approval of the OCC is required for any dividend by a national bank if the total of all dividends declared by the Bank in any calendar year would exceed the total of its net profits, as defined by regulation, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its losses and bad debts. For this purpose, bad debts are defined to include, generally, loans which have matured and are in arrears with respect to interest by six months or more, other than such loans which are well secured and in the process of collection. Under these provisions the Corporation's national bank subsidiaries could have declared, as of June 30, 1994, without obtaining prior regulatory approval, aggregate dividends of at least $384.2 million. The payment of dividends by any subsidiary bank may also be affected by other factors, such as the maintenance of adequate capital by such subsidiary bank.


      If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board, the OCC, and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

  HOLDING COMPANY STRUCTURE

      The Corporation's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to the Corporation and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments, or asset purchases. Such transfers by any subsidiary bank to the Corporation or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to the Corporation and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

      The Federal Reserve Board has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when the Corporation may not have the resources to provide it. Any capital loans by the Corporation to any of the subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

      A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

      Federal law (12 U.S.C. (S)55) permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to banks chartered by such states. The Corporation, as the sole shareholder of certain of its subsidiary banks, is subject to such provisions.

  CAPITAL REQUIREMENTS


      In January 1989, the Federal Reserve Board issued final risk-based capital guidelines for bank holding companies, such as the Corporation. The new guidelines, which became effective December 31, 1990, were phased in over two years. The minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as stand-by letters of credit) is 8%.
  At least half of the total capital is to be comprised of common equity, retained earnings, and a limited amount of noncumulative perpetual preferred stock ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock, and a limited amount of loan and lease loss reserves. In addition, the Federal Reserve Board approved in August 1990 final minimum "leverage ratio" (the ratio of Tier 1 capital to quarterly average total assets) guidelines for bank holding companies and state member banks. These guidelines provide for a minimum leverage ratio of 3% for bank holding companies and state member banks that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies and state member banks will be required to maintain a leverage ratio of 3% plus an additional cushion of 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles. Each of the Corporation's banking subsidiaries is also subject to capital requirements adopted by applicable regulatory agencies which are substantially similar to the foregoing. At
  June 30, 1994, the Corporation's Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets ratios were 10.00% and 12.40%, respectively, and the Corporation's leverage ratio for the quarter ended June 30, 1994, was 6.85%. Neither the Corporation nor any subsidiary bank has been advised by the appropriate federal regulatory agency of any specific leverage ratio applicable to it.

      The Federal Reserve Board has adopted changes to its risk-based and leverage ratio requirements applicable to bank holding companies and state chartered member banks that require that all intangibles, including core deposit intangibles, purchased mortgage servicing rights ("PMSRs"), and purchased credit card relationships ("PCCRs") be deducted from Tier 1 capital. The changes, however, grandfather identifiable assets (other than PMSRs and PCCRs) acquired on or before February 19, 1992, and permit the inclusion of readily marketable PMSRs and PCCRs in Tier 1 capital to the extent that (i) PMSRs and PCCRs do not exceed 50% of Tier 1 capital and (ii) PCCRs do not exceed 25% of Tier 1 capital. For such purposes, PMSRs and PCCRs each would be included in Tier 1 capital only up to the lesser of (i) 90% of their fair market value (which must be determined quarterly) and (ii) 100% of the remaining unamortized book value of such assets. The OCC has adopted substantially similar regulations. In the opinion of management, the foregoing changes have not had a material impact on the results of operations of the Corporation.

  FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

      In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revises the bank regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

      Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers:
  "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon where its capital levels are in relation to various relevant capital measures, which will include a risk-based capital measure and a leverage ratio capital measure, and certain other factors.

      A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below any such measure, and critically undercapitalized if it fails to meet any critical capital level set forth in regulations. The critical capital level must be a level of tangible equity equal to not less than 2% of total assets and not more than 65% of the minimum leverage ratio to be prescribed by regulation (except to the extent that 2% would be higher than such 65% level). An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating.


      Under regulations adopted pursuant to the foregoing provisions, for an institution to be well capitalized it must have a Tier 1 risk-based capital ratio of a least 6%, a total risk-based capital ratio of at least 10%, and a leverage ratio of at least 5%, and not be subject to any specific capital order or directive. For an institution to be adequately capitalized it must have a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8%, and a leverage ratio of a least 4% (and in some cases 3%). As of June 30, 1994, all of the Corporation's banking subsidiaries were well capitalized.

      FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to a wide range of limitations on operations and activities, including growth limitations, and are required to submit a capital restoration plan.
  The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were significantly undercapitalized.

      Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

      FDICIA directs that each federal banking agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares, and such other standards as the agency deems appropriate. The FDIC, in consultation with the other federal banking agencies, has adopted a final rule and guidelines with respect to external and internal audit procedures and internal controls in order to implement those provisions of FDICIA intended to facilitate the early identification of problems in financial management of depository institutions. The FDIC has also issued proposed rules prescribing standards relating to certain other of the management and operational standards listed above. The full impact of such standards on the Corporation cannot yet be ascertained.

      FDICIA also contains a variety of other provisions that may affect the operations of the Corporation, including new reporting requirements, revised regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' notice to customers and regulatory authorities before closing any branch.


      Under other regulations promulgated under FDICIA a bank cannot accept brokered deposits (that is, deposits obtained through the mediation or assistance of a "deposit broker," defined as a person engaged in the business of placing, or facilitating the placement of deposits of third parties deposits with insured depository institutions or with interest rates significantly higher than prevailing market rates) unless (i) it is "well capitalized" or (ii) it is "adequately capitalized" and receives a waiver from the FDIC. A bank is defined to be well capitalized if it maintains a leverage ratio of at least 5%, a ratio of Tier 1 capital to risk-adjusted assets of at least 6%, and a ratio of total capital to risk-adjusted assets of at least 10%, and is not otherwise in a "troubled condition" as specified by the appropriate federal regulatory agency. A bank is defined to be "adequately capitalized" if it meets all of its minimum capital requirements. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts, unless it provides certain notices to affected depositors. In addition, a bank that is "adequately capitalized" and that has received a waiver from the FDIC may accept, renew, or roll over a brokered deposit but not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is "well capitalized." At June 30, 1994, all of the Corporation's banking subsidiaries were well capitalized and therefore were not subject to these restrictions.

  FDIC INSURANCE

      Effective January 1, 1993, the deposit insurance assessment rate for the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") increased as part of the adoption by the FDIC of a transitional risk-based assessment system. In June 1993, the FDIC published final regulations making the transitional system permanent effective January 1, 1994, but left open the possibility that it may consider expanding the range between the highest and lowest assessment rates at a later date. An institution's risk category is based upon whether the institution is well capitalized, adequately capitalized, or less than adequately capitalized.
  Each insured depository institution is also to be assigned to one of the following "supervisory subgroups": Subgroup A, B, or C. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. Based on its capital and supervisory subgroups, each BIF or SAIF member institution will be assigned an annual FDIC assessment rate ranging from 0.23% per annum (for well capitalized Subgroup A institutions) to 0.31% (or undercapitalized Subgroup C institutions). Adequately capitalized institutions will be assigned assessment rates ranging from 0.26% to 0.30%. The Corporation incurred $72.4 million of FDIC insurance expense in 1993. Because of decreases in the reserves of the BIF and SAIF due to the increased number of bank failures in recent years, it is possible the BIF and SAIF premiums will be further increased and it is possible that there may be a special assessment. Any such further increase or special assessment would also decrease net income, and a special assessment could have a material adverse effect on the results of operations of the Corporation.

                              SELLING STOCKHOLDERS

  GENERAL

      The following table sets forth certain information with respect to the beneficial ownership of the Corporation's Common Stock as of February 2, 1994 by each of the Selling Stockholders who may offer shares for sale by this Prospectus (referred to herein individually as a "Selling Stockholder" and collectively as the "Selling Stockholders").


                                                   Shares Beneficially
                                                 Owned Prior to Offering
             Name                                    and to be Offered
             ----                                -----------------------
             Larry R. Lindeberg                           54,126
             Mary Carol Lindeberg                        166,053
             Gregory Lindeberg                            48,355
             Laurie Fritzinger                            48,355
             Nicholas Lindeberg                           48,355
             Mark Lindeberg                               48,355


  INVESTMENT AGREEMENT

      In connection with the acquisition of Lindeberg and the Bank by the Corporation, the Selling Stockholders entered into an Investment Agreement dated as of February 2, 1994 with the Corporation pursuant to which the shares offered and sold by the Selling Stockholders hereby were issued. The Investment Agreement was amended by Amendment No. 1 thereto dated as of July 28, 1994. As used in this Prospectus, the term "Investment Agreement" means such Investment Agreement, as amended. Under the terms of the Investment Agreement, the Selling Stockholders jointly and severally agreed that they would not directly or indirectly offer, sell, pledge or transfer or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or pledge of) any of the shares offered hereby except in compliance with the Investment Agreement and the Securities Act of 1933 (the "Securities Act") and rules and regulations promulgated thereunder.


     The Investment Agreement provides, among other things, that any distribution of the shares (defined as a "Transfer" in the Investment Agreement) to the public be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on a nationally-recognized securities exchange using the services of a broker-dealer registered in the state where the Transfer is to occur, and without the use of special selling efforts or methods. The Investment Agreement further prohibits a distribution of the shares either to the public or in a transaction exempt from registration under the Securities Act or applicable state securities law by means of an option or other derivative securities transaction, whether or not effected on an option or other securities exchange. The Investment Agreement also contains a number of transfer requirements with respect to the shares applicable for a period of two years after the issuance of the shares. Under these requirements, each Selling Stockholder must provide three business days notice to the Corporation of any proposed sale or other transfer of the shares offered by the Selling Stockholders pursuant to this Prospectus. Following receipt of this notice, the Corporation must notify the Selling Stockholder proposing to make the transfer of shares either that the transfer may occur or that it must be deferred. Any such transfer will be deferred either in order to permit updating of this Prospectus or because the Corporation has provided the Selling Stockholder a certificate stating that it would be detrimental to the Corporation and its stockholders for the Selling Stockholder to immediately proceed with the proposed transfer. If the Corporation provides such certificate, the Corporation may defer any proposed transfer for one or more successive 30 day periods. Notwithstanding this limitation, a Selling Stockholder has the right to transfer the shares during a period commencing on the third business day after each date on which the Corporation releases for publication, by press release or otherwise, quarterly or annual summary statements of earnings and ending on the twelfth business day following such date, provided that the Selling Stockholder has first given the Corporation notice as described above and the Corporation has not exercised its right to defer such transfer by delivering the officer's certificate described above. If a proposed transfer of the shares is to be effected other than by a sale or offer to sell the shares pursuant to this Prospectus, as for example, in a transaction not involving a public offering, the notice from the Selling Stockholder must describe the proposed transfer and be accompanied by an opinion of experienced securities counsel acceptable to the Corporation with respect to the transfer's compliance with applicable federal and state securities law registration and other requirements. In addition, the Investment Agreement requires the Selling Stockholder to furnish certain documentation to the transfer agent of the Corporation's Common Stock as a condition to completing the transfer.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

     At the time of the acquisition of Lindeberg and the Bank by the Corporation in February 1994, Larry R. Lindeberg, Mary Carol Lindeberg, and Gregory Lindeberg, all of whom are Selling Stockholders, each served as a director of Lindeberg and the Bank (now merged into Norwest Bank Minnesota, N.A. ("Norwest Bank Minnesota")) and Larry R. Lindeberg served as the President of both Lindeberg and the Bank. In addition, Gregory Lindeberg served as an Assistant Vice President of the Bank. Upon consummation of the acquisition of Lindeberg and the Bank by the Corporation, Larry R. Lindeberg entered into an Employment Agreement with the Bank having a term expiring on December 31, 1994 (subject to earlier termination in certain circumstances) pursuant to which Mr. Lindeberg would make himself available for consulting services for the Bank comparable to those consulting services he performed for the Bank in 1993. Gregory Lindeberg also entered into an Employment Agreement with the Bank dated February 2, 1994 having a term of 18 months (subject to earlier termination in certain circumstances) pursuant to which he was employed to perform duties as a Norwest business banker and such other duties as may be agreed to by the Bank and Mr. Lindeberg from time to time.

     In addition, certain of the Selling Stockholders, each have outstanding loans with Norwest Bank Minnesota, on which $1.08 million in aggregate principal amount is outstanding as of the date of this Prospectus. These loans replaced previous lending arrangements with the Bank. Each Selling Stockholder's loan is secured in part by a portion of those Shares held by such Selling Stockholder and offered hereby. All of such loans were made by Norwest Bank Minnesota in the ordinary course of its business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavorable features.

     Other than as indicated above, none of the Selling Stockholders currently have, nor had in the three years prior to the date of this Prospectus, any office, position, or other material relationship with the Corporation, Lindeberg, or the Bank.


                              PLAN OF DISTRIBUTION


     The distribution and sale of the shares is subject to the provisions of the Investment Agreement described above under the heading "SELLING STOCKHOLDERS-- Investment Agreement." Subject to the Selling Stockholders' compliance with the transfer and other provisions of the Investment Agreement described above the distribution of the shares by the Selling Stockholders may be effected from time to time in one or more transactions on the New York Stock Exchange or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the New York Stock Exchange, in the over-the counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). Selling Stockholders and broker-dealers that participate with Selling Stockholders in the distribution of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation. See "SELLING STOCKHOLDERS--Investment Agreement."


                          DESCRIPTION OF COMMON STOCK


General

     The Corporation's Certificate of Incorporation authorizes the issuance of 500,000,000 shares of Common Stock, par value $1 2/3 per share, and 5,000,000 shares of preferred stock, without par value ("Preferred Stock"). At June 30, 1994, 323,084,474 shares of Common Stock were issued, of which 315,457,227 were outstanding and 7,627,247 were held as treasury shares, and 2,306,000 shares of Preferred Stock were outstanding consisting of 1,127,125 shares of 10.24% Cumulative Preferred Stock, 1,143,750 shares of Cumulative Convertible Preferred Stock, Series B and 35,125 shares of ESOP Cumulative Convertible Preferred Stock. In addition, 1,000,000 shares of Preferred Stock are reserved for issuance under the Rights Agreement dated as of November 22, 1988, between Citibank, N.A. as Rights Agent, and the Corporation (the "Rights Agreement"). The Corporation has also authorized for issuance from time to time and registered with the Commission an additional 1,700,000 shares of Preferred Stock. The Corporation has also authorized for issuance from time to time and registered with the SEC pursuant to a universal shelf registration statement, an indeterminate number of securities (the "Shelf Securities") with an aggregate initial offering price not to exceed $1,000,000,000. The Shelf Securities may be issued as Preferred Stock or as securities convertible into shares of Preferred Stock or Common Stock. Based on the current number of shares of Preferred Stock authorized for issuance under the Corporation's Certificate of Incorporation, the maximum number of shares of Preferred Stock and Common Stock, respectively, that could be issued pursuant to the effective shelf registration statements, when added to shares of Preferred Stock and Common Stock already reserved for issuance, issued, or outstanding, could not exceed respectively, 5,000,000 shares of Preferred Stock and 500,000,000 shares of Common Stock. All or any portion of the authorized but unissued Preferred Stock or Shelf Securities issuable as Preferred Stock or convertible into Preferred Stock or Common Stock, may be issued by the Board of Directors of the Corporation without further action by stockholders. Holders of Preferred Stock have certain rights and preferences with respect to dividends and upon liquidation that are superior to those of holders of Common Stock. The relative rights and preferences of any Preferred Stock issued in the future may be established by the Corporation's Board of Directors without stockholder action. Although management has no current plans for the issuance of any shares of Preferred Stock, except as disclosed in this Prospectus, such shares, when and if issued, could have dividend, liquidation, voting and other rights superior to those of the Common Stock.

Common Stock

     Subject to any prior rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Corporation's Board of Directors out of funds legally available for that purpose. For information concerning legal limitations on the ability of the Corporation's banking subsidiaries to supply funds to the Corporation, see "CERTAIN REGULATORY MATTERS." Subject to the rights, if any, of any Preferred Stock then outstanding, all voting rights are vested in the holders of Common Stock, each share being entitled to one vote. Subject to any prior rights of any Preferred Stock, in the event of liquidation, dissolution, or winding up of the Corporation, holders of shares of Common Stock are entitled to receive pro rata any assets distributable to stockholders in respect of shares held by them. Holders of shares of Common Stock do not have any preemptive right to subscribe for any additional securities which may be issued by the Corporation. The outstanding shares of Common Stock, including the Shares offered hereby, are fully paid and nonassessable. The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, N.A. Each share of Common Stock also includes, and each share offered hereby will include, a right to purchase certain Preferred Stock. See "Rights to Purchase Preferred Stock" below.

     The foregoing description of the material terms of the Common Stock does not purport to be complete and is qualified in its entirety by reference to Article Fourth of the Corporation's Certificate of Incorporation.


Rights to Purchase Preferred Stock

     Each share of Common Stock, including the shares being offered hereby, is accompanied by one preferred share purchase right (collectively, the "Rights"). Once exercisable, each Right entitles the registered holder to purchase one four-hundredth of a share of the Corporation's Series A Junior Participating Preferred Stock, without par value (collectively, the "Junior Preferred Shares"). Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of the Corporation including, without limitation, the right to vote or receive dividends.

     The Rights trade automatically with shares of Common Stock and become exercisable only under the circumstances described below. The Rights are designed to protect the interests of the Corporation and its stockholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with the Corporation's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The Rights may, but are not intended to, deter takeover proposals.

     Junior Preferred Shares purchasable upon exercise of the Rights will rank junior to all other series of Preferred Stock and will not be redeemable. Each Junior Preferred Share will, subject to the rights of senior securities of the Corporation, be entitled to a preferential cumulative quarterly dividend payment equal to the greater of $1.00 per share or, subject to certain adjustments, 400 times the dividend declared per share of Common Stock. Upon liquidation of the Corporation, the holders of the Junior Preferred Shares will, subject to the rights of such senior securities, be entitled to a preferential liquidation payment equal to the greater of $400 per share plus all accrued and unpaid dividends or 400 times the payment made per share of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will, subject to the rights of such senior securities, be entitled to receive 400 times the amount received per share of Common Stock. These rights of the Junior Preferred Shares are protected by customary antidilution provisions. Each Junior Preferred Share will have 400 votes, voting together with the Common Stock.

     The purchase price for each one-hundredth of a Junior Preferred Share is $175.00. The purchase price is subject to adjustment upon the occurrence of certain events, including stock dividends on the Junior Preferred Shares or issuance of warrants for, or securities convertible on certain terms into, Junior Preferred Shares. The number of Rights outstanding and the number of Junior Preferred Shares issuable upon the exercise of the Rights are subject to adjustment in the event of a stock split of, or a stock dividend on, the Common Stock.

     The Rights will become exercisable only if a person or group acquires or announces an offer to acquire 25% or more of the outstanding shares of the Common Stock. This triggering percentage may be reduced to no less than 15% by the Board of Directors prior to the time the Rights become exercisable. The Rights have certain additional features that will be triggered upon the occurrence of specified events:

     (1) If a person or group acquires at least the triggering percentage of the Common Stock, the Rights permit holders of the Rights, other than such person or group, to acquire the Common Stock at 50% of market value. However, this feature will not apply if a person or group which owns less than the triggering percentage acquires at least 85% of the outstanding shares of Common Stock pursuant to a cash tender offer for 100% of the outstanding Common Stock.

     (2) After a person or group acquires at least the triggering percentage and before the acquiror owns 50% of the outstanding shares of Common Stock, the Board of Directors may exchange each Right, other than Rights owned by such acquiror, for one share of Common Stock or one four-hundredth of a Junior Preferred Share.

     (3) In the event of certain business combinations involving the Corporation or the sale of 50% or more of the assets or earning power of the Corporation, the Rights permit holders of the Rights to purchase the stock of the acquiror at 50% of market value.

     At any time prior to the acquisition by a person or group of the triggering percentage or more of the outstanding shares of Common Stock, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.0025 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only remaining right of the holders of Rights will be to receive the Redemption Price.

     The Rights will expire on November 23, 1998, unless extended or earlier redeemed by the Corporation. Generally, the terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights.

     The foregoing description of the material terms of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and related Certificates of Adjustment dated July 21, 1989 and June 28, 1993.


                                 LEGAL OPINION

     A legal opinion to the effect that the shares of the Corporation's Common Stock offered hereby were validly issued and fully paid and nonassessable has been rendered by Stanley S. Stroup, Executive Vice President and General Counsel of the Corporation. At June 30, 1994, Mr. Stroup was the beneficial owner of approximately 108,083 shares and held options to acquire
  215,931 additional shares of the Corporation Common Stock.


                                    EXPERTS

      The consolidated financial statements of the Corporation and subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following is an estimate, subject to future contingencies, of the expenses to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered:

       Registration Fee                    3,923.00
       Legal Fees and Expenses             5,000.00
       Accounting Fees and Expenses        2,500.00
       Blue Sky Fees and Expenses          5,000.00
       Listing Fees                        7,500.00
       Miscellaneous                       1,200.00
                                         ----------
            Total                        $25,123.00

  ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article Fourteenth of the Certificate of Incorporation of Norwest Corporation ("Norwest") provides for broad indemnification of directors and officers of Norwest.

  ITEM 16.  EXHIBITS

  4(a) -- Restated Certificate of Incorporation of Norwest, as amended (incorporated herein by reference to Exhibit 3(b) to Norwest's Current Report on Form 8-K dated June 28, 1993 (File No.
            1-2979)).

  4(b) -- Certificate of Designations of Powers, Preferences, and Rights relating to Norwest's 10.24% Cumulative Preferred Stock
            (incorporated herein by reference to Exhibit 4(a) to Norwest's
            Registration Statement No. 33-38806).

  4(c) -- Certificate of Designations of Powers, Preferences, and Rights relating to Norwest's Cumulative Convertible Preferred
            Stock, Series B (incorporated herein by reference to Exhibit 2 to
            Norwest's Form 8-A, filed on August 9, 1991 (File No. 1-2979)).

  4(d) -- Certificate of Designations of Powers, Preferences, and Rights relating to Norwest's ESOP Cumulative Preferred Stock (incorporated herein by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (File No. 1-2979)).

  4(e) -- Bylaws of Norwest, as amended (incorporated herein by reference to Exhibit 4(c) to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1991 (File No. 1-2979)).


  4(f)   -- Rights Agreement, dated as of November 22, 1988,
            between Norwest and Citibank, N.A., including as Exhibit A the form of Certificate of Designation of Powers, Preferences and Rights
            setting forth the terms of the Series A Junior Participating
            Preferred Stock, without par value (incorporated herein by reference to Exhibit 1 to Norwest's Form 8-A filed on December 6, 1988 (File
            No.  1-2979)) and Certificates of Adjustment pursuant to Section 12 of the Rights Agreement (incorporated herein by reference to Exhibit
            3 to Norwest's Form 8 dated July 21, 1989 and to Exhibit 4 to
            Norwest's Form 8-A/A dated June 28, 1993 (File No.  1-2979)).

  5      -- Opinion of General Counsel of Norwest.

 10      -- Investment Agreement dated February 2, 1994 among Norwest,
            Larry R. Lindeberg, Mary Carol Lindeberg, Gregory Lindeberg,
            Laurie Fritzinger, Nicholas Lindeberg, and Mark Lindeberg,
            as amended by Amendment No. 1 to Investment Agreement dated as of July 28, 1994.

 23(a)   -- Consent of General Counsel of Norwest (included as part of Exhibit 5 filed herewith).

 23(b)   -- Consent of KPMG Peat Marwick (relating to financial
            statements of Norwest).

 24      -- Powers of Attorney.

  ITEM 17.  UNDERTAKINGS

       (a) The undersigned Norwest hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Norwest pursuant to
  Section 13 or 15(d) or the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (b) The undersigned Norwest hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) The undersigned Norwest hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (d) The undersigned Norwest hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Norwest pursuant to the foregoing provisions, or otherwise, Norwest has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Norwest of expenses incurred or paid by a director, officer or controlling person of Norwest in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City of Minneapolis, on the      day of August, 1994.

                                    NORWEST CORPORATION

                              By       /s/   Richard M. Kovacevich
                                    ---------------------------------
                                    Richard M. Kovacevich
                                    President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this
registration statement has been signed on the      day of August, 1994, by
the following persons in the capacities indicated:


  /s/  Richard M. Kovacevich       President and Chief Executive Officer
- ----------------------------         (Principal Executive Officer)*
       Richard M. Kovacevich


  /s/  John T. Thornton            Executive Vice President and Chief
- ----------------------------         Financial Officer
       John T. Thornton            (Principal Financial Officer)


  /s/  Michael A. Graf             Senior Vice President and Controller
- ----------------------------       (Principal Accounting Officer)
       Michael A. Graf


DAVID A. CHRISTENSEN          )
PIERSON M. GRIEVE             )
CHARLES M. HARPER             )
N. BERNE HART                 )
WILLIAM A. HODDER             )
GEORGE C. HOWE                )
LLOYD P. JOHNSON              )     A majority of the Board of Directors*
REATHA CLARK KING             )
RICHARD M. KOVACEVICH         )
RICHARD S. LEVITT             )
RICHARD D. McCORMICK          )
CYNTHIA H. MILLIGAN           )
JOHN E. PEARSON               )
IAN M. ROLLAND                )
STEPHEN E. WATSON             )
MICHAEL W. WRIGHT             )

*Richard M. Kovacevich, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such other persons.


                                             /s/   Richard M. Kovacevich
                                          -----------------------------------
                                                   Richard M. Kovacevich
                                                   Attorney-in-Fact

                               INDEX TO EXHIBITS

 EXHIBIT                                                        FORM OF
 NUMBER                            DESCRIPTION                  FILING
- --------                 ----------------------------------     -------

10              --       Investment Agreement dated                **
                         February 2, 1994 among Norwest,
                         Larry R. Lindeberg, Mary Carol
                         Lindeberg, Gregory Lindeberg,
                         Laurie Fritzinger, Nicholas
                         Lindeberg and Mark Lindeberg, as
                         amended by Amendment No. 1 to
                         Investment Agreement dated as of
                         July 28, 1994.



- --------------------
**Electronic Transmission